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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              Intermet Corporation
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                         -----------------------------
                         (Title of Class of Securities)

                                    45881K-10-4
                                ---------------
                                 (CUSIP Number)

                                December 31, 2002
            ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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                                                                     Page 2 of 6

CUSIP No.:  45881K-10-4
            -----------

1.    Names of Reporting Persons / I.R.S. Identification No. of Above Persons:

      Keane Capital Management, Inc. / 56-2042379
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

                                                                         (a) [_]

                                                                         (b) [_]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      North Carolina
--------------------
Number of                           5.  Sole Voting Power
Shares                                  454,325
                                        ---------
Beneficially                        6.  Shared Voting Power
Owned by                                -0-
                                        ---
Each Reporting                      7.  Sole Dispositive Power
Person With                             454,325
                                        ---------
                                    8.  Shared Dispositive Power
                                        -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      454,325
-------------

10.   Check box if the Aggregate Amount in Row (9) Excludes Certain Shares   [_]

11.   Percent of Class Represented by Amount in Row (9)

      1.8%
----------

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                                                                     Page 3 of 6
CUSIP No: 45881K-10-4
          -----------

--------------------------------------------------------------------------------
12.   Type of Reporting Person

      CO
--------

Item 1(a) Name of Issuer:

      Intermet Corporation
--------------------------

Item 1(b) Address of Issuer's Principal Executive Offices:

      5445 Corporate Drive, Suite 200, Troy, Michigan 48098-2683
----------------------------------------------------------------

Item 2(a) Name of Person Filing:

      Keane Capital Management, Inc.
------------------------------------

Item 2(b) Address of Principal Business Office or, if none, Residence:

      3420 Toringdon Way, Suite 350, Charlotte, North Carolina 28277
--------------------------------------------------------------------

Item 2(c) Citizenship:

      Keane Capital Management, Inc. is a North Carolina corporation.
---------------------------------------------------------------------

Item 2(d) Title of Class of Securities:

      Common Stock
------------------

Item 2(e) CUSIP Number:

      45881K-10-4
-----------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

      (a)  [_] Broker or Dealer registered under Section 15 of the Exchange Act;
      (b)  [_] Bank as defined in section 3(a)(6) of the Exchange Act;
      (c) [_] Insurance Company as defined in section 3(a)(19) of the Exchange Act;
      (d) [_] Investment Company registered under Section 8 of the Investment Company Act;
      (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
      (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);


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                                                                     Page 4 of 6

CUSIP No.: 45881K-10-4
           -----------

      (h) [_]    A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;
      (i) [_]    A church plan that is excluded from the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act;
      (j) [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(5)

      Not applicable.

Item 4. Ownership.

      (a) Amount beneficially owned:

          454,325
      -----------

      (b) Percent of Class:

          1.8%
      --------

      (c) Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote

                 454,325*
                 --------

          (ii)   Shared power to vote or to direct the vote

                 -0-
                 ---

          (iii)  Sole power to dispose or to direct the disposition of

                 454,325*
                 --------

          (iv)   shared power to dispose or to direct the disposition of

                 -0-
                 ---

* Keane Capital Management, Inc.("Keane Capital") is the sole general partner of Keen Vision Fund Limited Partnership ("Keen I"), Keen MicroCap Value Fund L.P. ("Keen MicroCap"), Keen Phoenix Fund LP ("Keen Phoenix") and Keen MicroCap Value Fund ("Keen II"), each of which is a private investment company. Keen I is the holder of record of 359,085 shares, Keen MicroCap is the holder of record of 71,335 shares, Keen Phoenix is the holder of record of 17,421 shares and Keen II is the holder of record of 6,484 shares of the Issuer's common stock. As general partner, Keane Capital holds sole voting and investment power with respect to all portfolio securities held by Keen I, Keen MicroCap, Keen Phoenix and Keen II.

Item 5. Ownership of Five Percent or Less of a Class.

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                                                                     Page 5 of 6


CUSIP No.: 45881K-10-4
           -----------

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                                     Page 6 of 6
CUSIP No.: 45881K -10-4
           ------------
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003                         KEANE CAPITAL MANAGEMENT, INC.


                                                  By: /s/  Peter L. Keane
                                                      _________________________
                                                     Peter L. Keane
                                                     President